AMENDMENT NO. 8

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Del Taco Restaurants, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

245496 104

(CUSIP Number)

Scott Williams, Esq.

McDermott Will & Emery LLP

400 West Lake Street, Suite 4000

Chicago, IL 60606

(312) 372-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 18, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	1.	NAME OF REPORTING PERSON
Levy Family Partners LLC
	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
	3.	SEC USE ONLY
	4.	SOURCE OF FUNDS
	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)¨ ☐
	6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,070,429
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
1,070,429
	10.	SHARED DISPOSITIVE POWER
0
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,070,429
	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%*
	14.	TYPE OF REPORTING PERSON
CO

* Based on 36,757,296 shares outstanding as of April 28, 2021 as reported on the Issuer’s most recent Report on Form 10-Q.

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	1.	NAME OF REPORTING PERSON
LFP Management, LLC
	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
	3.	SEC USE ONLY
	4.	SOURCE OF FUNDS
	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
	6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,085,669
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
1,085,669
	10.	SHARED DISPOSITIVE POWER
0
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,085,669
	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%*
	14.	TYPE OF REPORTING PERSON
CO

* Based on 36,757,296 shares outstanding as of April 28, 2021 as reported on the Issuer’s most recent Report on Form 10-Q.

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	1.	NAME OF REPORTING PERSON
Ari B. Levy
	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
	3.	SEC USE ONLY
	4.	SOURCE OF FUNDS
	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
	6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
492,597
	8.	SHARED VOTING POWER
1,542,869
	9.	SOLE DISPOSITIVE POWER
492,597
	10.	SHARED DISPOSITIVE POWER
1,542,869
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,035,466
	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
	14.	TYPE OF REPORTING PERSON
IN

* Based on 36,757,296 shares outstanding as of April 28, 2021 as reported on the Issuer’s most recent Report on Form 10-Q.

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SCHEDULE 13D

	1.	NAME OF REPORTING PERSON
Lawrence F. Levy
	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
	3.	SEC USE ONLY
	4.	SOURCE OF FUNDS
	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
	6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
375,777
	8.	SHARED VOTING POWER
1,085,669
	9.	SOLE DISPOSITIVE POWER
375,777
	10.	SHARED DISPOSITIVE POWER
1,085,669
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,461,446
	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
	14.	TYPE OF REPORTING PERSON
IN

* Based on 36,757,296 shares outstanding as of April 28, 2021 as reported on the Issuer’s most recent Report on Form 10-Q.

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This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends and restates the statement on Schedule 13D relating to the Common Stock (“Common Stock”) of Del Taco Restaurants, Inc. (the “Issuer”) filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on November 22, 2013, as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on November 25, 2013 and the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on March 18, 2015, Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Commission on July 10, 2015 and Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the Commission on July 7, 2016 and Amendment No. 5 filed by the Reporting Persons with the Commission on July 14, 2016 and Amendment No. 6 filed by the Reporting Persons with the Commission on August 10, 2016 and Amendment No. 7 filed by the Reporting Persons on February 16, 2021. Capitalized terms used in this Amendment No. 8 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 8 is being made, among other things, to reflect the vesting of restricted stock awards held by certain of the Reporting Persons and to amend and restate the Schedule 13D.

Item 1.   SECURITY AND ISSUER

The Schedule 13D relates to the common stock, $0.0001 par value per share (the “Shares” or “Common Stock”), of Del Taco Restaurants, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 25521 Commercentre Drive, Lake Forest, CA 92630.

Item 2. IDENTITY AND BACKGROUND

(a) This statement is filed by Levy Family Partners LLC, Lawrence F. Levy and Ari B. Levy (together, the “Reporting Persons”). The manager of Levy Family Partners LLC is LFP Management, LLC. The managers of LFP Management, LLC are Lawrence F. Levy, Ari Levy, Sophia Stratton and Steven Florsheim.

(b) The principal business address of the Reporting Persons is 444 West Lake Street, Suite 1900, Chicago, IL 60606.

(c) The principal business of each of the Reporting Persons is as follows:

Name	Principal Business
Levy Family Partners LLC	Family investments.
LFP Management, LLC	Manager of Levy Family Partners LLC.
Lawrence F. Levy	Director of the Issuer. Co-Manager of LFP Management, LLC.
Ari B. Levy	Director of the Issuer. Co-Manager of LFP Management, LLC.

LFP Management, LLC is the manager of Levy Family Partners LLC and Ari Levy and Lawrence Levy are two of four managers of LFP Management, LLC. The beneficial ownership of each of Ari Levy and Lawrence Levy consists of the Common Stock owned of record by Levy Family Partners LLC. Ari Levy is the son of Lawrence Levy.

(d) During the last five years, none of the Reporting Persons or the Managers of Levy Family Partners LLC or LFP Management, LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the Managers of Levy Family Partners LLC or LFP Management, LLC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The individual Reporting Persons and the Managers of Levy Family Partners LLC and LFP Management, LLC are all citizens of the United States of America. Levy Family Partners LLC and LFP Management, LLC were formed under Delaware law.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 Funds for the purchase of the securities reported herein were derived from available working capital of the Reporting Persons.

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Item 4.   PURPOSE OF TRANSACTION

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock, selling some or all of their Common Stock and, alone or with others, pursuing discussions with management, the board of directors, other stockholders of the Issuer and/or third parties with regard to their investments in the Issuer and potential strategic transactions involving the Issuer.  In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5    INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The information set forth above on the cover pages of the Amendment No. 8 is incorporated herein by reference.

(c)	(c) On June 18, 2021, 16,393 shares of restricted stock awarded to both Ari Levy and Lawrence Levy as directors of the Company vested. On May 27, Ari Levy and Lawrence Levy were each awarded 12,389 shares of restricted stock which vest on May 27, 2022. The restricted stock awarded to Ari Levy and Lawrence Levy on May 27, 2021 is not included in the shares reported on this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES

Other than the agreements set forth in Item 7 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

1	Stockholders Agreement, dated as of March 12, 2015, by and among Del Taco Restaurant Inc. (formerly known as Levy Acquisition Corp.) and certain holders of common stock of Del Taco Restaurant Inc. and certain other persons (incorporated by reference to Exhibit 10.1 to Del Taco Restaurant Inc.’s Current Report on Form 8-K (File No. 001-36197), filed with the Securities and Exchange Commission on March 12, 2015).
2	Joint Filing Agreement, dated June 28, 2021.
3	Powers of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 28, 2021

LEVY FAMILY PARTNERS LLC
By LFP MANAGEMENT, LLC, its manager

By:	/s/ Ari B. Levy
Ari B. Levy, Manager

LFP MANAGEMENT, LLC

By:	/s/ Ari B. Levy
Ari B. Levy, Manager

/s/ Lawrence F. Levy
Lawrence F. Levy

/s/ Ari B. Levy
Ari B. Levy

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JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

DATE: June 28, 2021

LEVY FAMILY PARTNERS LLC
By LFP MANAGEMENT, LLC, its manager

By:	/s/ Ari B. Levy
Ari B. Levy, Manager

LFP MANAGEMENT, LLC

By:	/s/ Ari B. Levy
Ari B. Levy, Manager

/s/ Lawrence F. Levy
Lawrence F. Levy

/s/ Ari B. Levy
Ari B. Levy

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POWER OF ATTORNEY

The undersigned constitutes and appoints Claire Murphy and Sophia Stratton and each of them, as the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for the undersigned and in the undersigned’s name, place and stead, to sign any and all (1) Schedule 13D, Schedule 13G and any amendments thereto, (2) Form 144s under the Securities Act of 1933 and (3) Securities and Exchange Commission statements of beneficial ownership of securities of Del Taco Restaurants, Inc. (“Company”) on Forms 3, 4 and 5 as required under Section 16(a) of the Securities Exchange Act of 1934, as amended, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the Company and the Financial Industry Regulatory Authority, Inc., granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each act and thing requisite and necessary to be done under said Section 13(d) of the Securities Exchange Act of 1934, as amended, Rule 144 and Section 16(a), as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, may lawfully do or cause to be done by virtue hereof.

A copy of this power of attorney shall be filed with the Securities and Exchange Commission. The authorization set forth above shall continue in full force and effect until the undersigned revokes such authorization by written instructions to the attorneys-in-fact.

The authority granted hereby shall in no event be deemed to impose or create any duty on behalf of the attorneys-in-fact with respect to the undersigned’s obligations to file Form 144 or Forms 3, 4 and 5 with the Securities and Exchange Commission.

Dated: June 28, 2021

LEVY FAMILY PARTNERS LLC

By:	/s/ Ari B. Levy
Name: Ari B. Levy
Its: Manager

/s/ Lawrence F. Levy
Lawrence F. Levy

/s/ Ari B. Levy
Ari B. Levy

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